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                             November 9, 2020

       Dara Khosrowshahi
       Chief Executive Officer
       Uber Technologies, Inc
       1455 Market Street, 4th Floor
       San Francisco, California 94103

                                                        Re: Uber Technologies,
Inc
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed October 26,
2020
                                                            File No. 333-242307

       Dear Mr. Khosrowshahi:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-4 filed October 26, 2020

       Background of the Transaction, page 63

   1. We note your response to prior comment 7 and your analysis as to why you believe the disclosure is not
necessary. However, we are unable to agree with your conclusion that the valuation analyses
would be of limited value to stockholders. Please disclose the valuation analyses
(including transaction price multiple and discounted cash flow analysis), and
potential synergies discussed by the board at the July 1, 2020 meeting or provide further
analysis, referring to staff guidance where applicable, to explain why you believe the disclosure
is not required.
 Dara Khosrowshahi
FirstName LastNameDara
Uber Technologies, Inc Khosrowshahi
Comapany 9,
November  NameUber
             2020     Technologies, Inc
November
Page 2    9, 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Keira Nakada at (202) 551-3659 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202)
551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Andrew Nussbaum, Esq.